Exhibit 99.1

Orrick, Herrington & Sutcliffe LLP

51 WEST 52ND STREET

NEW YORK, NEW YORK 10019-6142

May 29, 2015

Credit Suisse
11 Madison Avenue
New York, New York 10010

Ladies and Gentlemen:

We have acted as special tax counsel to Credit Suisse AG, a corporation incorporated under the laws of Switzerland (the “Company”), in connection with the preparation and filing of each pricing supplement or term sheet, as applicable, identified in Exhibit A attached hereto (each, a “Pricing Supplement”), to the underlying supplement and product supplement referenced therein, if applicable, to the prospectus supplement dated May 4, 2015 for the Company’s Senior Medium-Term Notes and Subordinated Medium-Term Notes relating to the prospectus dated May 4, 2015 contained in the Company’s Registration Statement (No. 333-202913) (the “Registration Statement”). This opinion is being furnished in accordance with the requirements of Section 601(b)(8) of Regulation S-K of the Securities Act of 1933, as amended (the “Act”).

In our opinion, the discussions under the headings “Material U.S. Federal Income Tax Considerations” in each Pricing Supplement and “Material United States Federal Income Tax Considerations” in each related product supplement, subject to the conditions and limitations described therein, set forth the material U.S. federal income tax considerations applicable generally to holders of the securities offered pursuant to each Pricing Supplement as a result of the ownership and disposition of such securities.

We hereby consent to the filing of this opinion as an exhibit to the Registration Statement and to the references to us in each Pricing Supplement and related product supplement. By such consent we do not concede that we are an “expert” for the purposes of the Act.

Very truly yours,

/s/ Orrick, Herrington & Sutcliffe LLP

Exhibit A

Title of Securities	Date of Pricing Supplement	Pricing Supplement No.
15 Month 7.50% per annum Autocallable Reverse Convertible Securities due August 29, 2016	May 26, 2015	F140
1 Year 8.15% per annum Autocallable Reverse Convertible Securities due May 31, 2016	May 26, 2015	F143
1 Year 6.10% per annum Autocallable Reverse Convertible Securities due May 31, 2016	May 26, 2015	F144
1 Year 10.25% per annum Autocallable Reverse Convertible Securities due May 31, 2016	May 26, 2015	F145
Digital Buffered Notes due November 29, 2018	May 27, 2015	K518
Autocallable Securities due May 30, 2017	May 26, 2015	T525
Absolute Return Barrier Securities due May 31, 2019	May 26, 2015	T526
Digital Plus Barrier Notes due May 30, 2019	May 26, 2015	T527
2.00% per annum Coupon Digital Barrier Notes due May 29, 2020	May 26, 2015	T532
Trigger Performance Securities	May 27, 2015	T536
Trigger Performance Securities	May 26, 2015	T537

Trigger Performance Securities	May 26, 2015	T538
Trigger Performance Securities	May 26, 2015	T539
Accelerated Barrier Notes due June 1, 2018	May 26, 2015	T544
8.40% 10 Year Callable Daily Range Accrual Securities due May 29, 2025	May 26, 2015	U1232
7.50% per annum Contingent Coupon Autocallable Yield Notes due May 29, 2020	May 26, 2015	U1234
10 Year Step-Up Callable Daily Range Accrual Securities due May 29, 2025	May 26, 2015	U1235
5.75% per annum Contingent Coupon Callable Yield Notes due May 29, 2019	May 26, 2015	U1236
7.25% 7.5 Year Callable Daily Range Accrual Securities due November 29, 2022	May 26, 2015	U1238
6.75% per annum Contingent Coupon Callable Yield Notes due May 28, 2021	May 26, 2015	U1245
Trigger Phoenix Autocallable Optimization Securities	May 27, 2015	U1250
Trigger Phoenix Autocallable Optimization Securities	May 27, 2015	U1252ABCD
8.25% per annum Contingent Coupon Autocallable Yield Notes due May 29, 2018	May 27, 2015	U1255